April 25, 2014

United States
SECURITIES AND EXCHANGE COMMISSION,
Division of Corporate Finance
Washington D.C. 20549
Attention:  Larry Spirgel, Assistant Director and Celeste M. Murphy, Legal Branch Chief
Copy: Emily Drazan, Staff Attorney and Kathleen Krebs

Re:          Agricon Global Corporation
Form 10-K for the Year Ended June 30, 2013
Filed October 15, 2013
File No. 000-11730

Greetings:

This letter responds to the SEC staff letter of April 15, 2014 over signature of Kathleen Krebs for Larry Spirgel, Assistant Director (“Staff Comments”) and to staff comments given to our outside counsel in a phone call on March 24, 2014, asking for one more letter of clarification. Thank you for your assistance in our efforts to keep our Company in compliance with our reporting obligations. The undersigned responds in his capacity as President and Chief Financial Officer.  We have shared with our Directors, our executive officers, our outside legal counsel and our auditors both the Staff Comments and this letter.  Additionally, this letter will act as our written statement from the Company addressing the Staff’s latest request.

We believe that any weakness in our internal controls over financial reporting has been overcome by our engaging a third-party accounting firm, separate from our auditors, to assist us in our financial reporting process.

In the future our filings will include the following description of the role, scope and duties of the accounting firm as follows:

We have engaged an accounting firm, separate from our auditors, to assist us in our financial reporting process.  The scope of this assistance involves reviewing our draft SEC filings for accuracy, content of all booked and period-end adjustments, internal consistency and consistency with prior filing.  They also review financial statements and footnotes to confirm compliance with the applicable disclosure requirements.   Their review and comments are considered by our President and CFO, and our outside legal counsel.  Following their review, the substance of any open issues remaining is conveyed to our Audit Committee and to our Auditors.  When all issues have been addressed to the satisfaction of our President and CFO, and when final versions of our filings have been approved by our Audit Committee and our Auditors, arrangements are made for timely filing.

We are advised that the Staff does not expect to provide any written comments but we will, of course, accept any further communication you deem appropriate.

If you wish to discuss this letter, or have further comments or suggestions, we invite you to contact our outside counsel (jjensen@clearwaterlg.com 801-364-3426) or the undersigned (bbench@agriconglobal.com 801-362-2115). Thank you.

Sincerely,
Robert K. Bench
President and Chief Financial Officer

cc:           Vie email
Robyn Farnsworth
James U. Jensen Esq.
Board of Directors
EKSH